UNITED STATES
	      SECURITIES AND EXCHANGE COMMISSION
		   WASHINGTON, D.C. 20549


			SCHEDULE 13G


	   UNDER THE SECURITIES EXCHANGE ACT of 1934
		  (AMENDMENT NO.  2   )*

		Computer Task Group, Incorporated
		     (NAME OF ISSUER)

	       Common Stock, par value $.01 per share
		 (TITLE OF CLASS OF SECURITIES)

		       205477102
		    (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205477102       13G          PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	  Rockefeller & Co., Inc.
	  I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	  Not applicable           (a)       |_|
				   (b)       |_|

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
	  New York

		    5      SOLE VOTING POWER
NUMBER OF                     Not applicable.

SHARES              6      SHARED VOTING POWER
			      Not applicable.
BENEFICIALLY
		    7      SOLE DISPOSITIVE POWER
OWNED BY                      Not applicable.

EACH REPORTING      8      SHARED DISPOSITIVE POWER
			      Not applicable.
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	 Not applicable

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
	  Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	 Not applicable.

12   TYPE OF REPORTING PERSON*
	  IA

	       *SEE INSTRUCTION BEFORE FILLING OUT!

				     PAGE 3 of 5 PAGES

Item 1(a).  Name of Issuer:

	    Computer Task Group, Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

	    800 Delaware Avenue
	    Buffalo, NY  14209

Item 2(a).  Name of Person Filing:

	    Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

	    30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

	    New York

Item 2(d).  Title of Class of Securities:

	    Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

	    205477102

Item 3.     If this statement is filed pursuant to Rules 13d-
	    1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment Company registered under Section 8 of the
	    Investment Company Act,

(e)  X      Investment Adviser registered under Section 203 of
	    the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
	    Rule 13d-1(b)(ii)(G),

				       PAGE 4 of 5 PAGES

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     Ownership

	    Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

	  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
	  Another Person.

              Not applicable.

				       PAGE 5 of 5 PAGES

Item 7.   Identification and Classification of the Subsidiary
	  Which Acquired the Security Being Reported on By the Parent
	  Holding Company.

	  Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

	  Not Applicable.

Item 9.   Notice of Dissolution of Group.

	  Not Applicable.

Item 10.  Certification.

          Inasmuch as the reporting person is no longer the beneficial owner of more than 5 percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13(d) of the Securities Act with respect to such issuer.

	  SIGNATURE

	  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997
(Date)

/S/David A. Strawbridge
(Signature)

David A. Strawbridge, Vice President
(Name/Title)